Exhibit 23(a)

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors

Anthony & Sylvan Pools Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of Anthony & Sylvan Pools Corporation (Company) of our reports dated February 14, 2003, with respect to the consolidated balance sheets of Anthony & Sylvan Pools Corporation as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2002, and the related financial statement schedule, and the adjustments for discontinued operations that were applied to restate the 2000 financial statements, which report appears in the December 31, 2002, annual report on Form 10-K of the Company.

/s/ KPMG LLP

Cleveland,	Ohio
August	8, 2003